Exhibit 4.2

Compensation Policy for Office Holders

Gix Internet Ltd.

(the “Company”)

1.	Background - Purpose and Applicability of the Document

The compensation policy detailed in this document is a product that combines the provisions of the Companies Law with overarching principles that the Company’s Board of Directors, following the recommendation of the Compensation Committee, has seen fit to adopt regarding the compensation of the Company’s office holders. This policy is intended to establish and outline principles and guidelines for determining appropriate and reasonable compensation for the Company’s office holders for their employment.

2.	Purpose of the Compensation Policy

The compensation policy is designed to assist in achieving the Company’s goals and objectives, its work plans, and its long-term policy, including:

2.1. Increasing the motivation of office holders to promote the Company’s business and profitability, with a long-term perspective;

2.2. Recruiting and retaining senior managers with the ability to lead the Company to long-term business success, to achieve the Company’s goals, and to cope with the challenges it faces;

2.3. Structuring the discretion of the relevant organs of the Company regarding the determination of the terms of office and employment of the Company’s office holders, based on defined principles and parameters, taking into account the Company’s size, the nature of its activity, and its risk management policy;

2.4. Outlining the alignment between an office holder’s contribution, according to their role in the Company, and the achievement of the Company’s goals and the maximization of its profitability in the long term;

2.5. Creating an appropriate balance between different compensation components – fixed versus variable, short-term versus long-term.

3.	Definitions

“Companies Law”	The Companies Law, 5759-1999

“Office Holder”	As this term is defined in the Companies Law.

“VP”	Vice President, Deputy CEO, or any other management position holder reporting directly to the CEO in the Company or its subsidiaries.

“Active Chairman of the Board”	An active Chairman of the Board of Directors in the Company, who provides management and/or consulting services to the Company.

“Terms of Office and Employment”	As this term is defined in the Companies Law.

“Compensation Regulations”	The Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director), 5760-2000.

4.	Validity and Applicability of the Compensation Policy –

4.1. This compensation policy shall apply to office holders in the Company and/or its subsidiaries and shall be valid for a period of three years from the date it was approved by the general meeting of the Company’s shareholders. Changes to the compensation policy will be brought for approval in accordance with the law applicable at that time. The Company has the right to change the compensation policy at any time, in accordance with the provisions of the law.

4.2. If and to the extent that after the date of approval of the compensation policy in accordance with the provisions of the law, reliefs are established by law, regulations, or orders issued thereunder regarding the mandatory requirements or threshold conditions that must be included in a compensation policy as of its approval date, said reliefs shall be deemed included in the compensation policy, notwithstanding any other provision set forth therein.

4.3. Specific terms of office and employment for office holders in the Company, with their various components, will be agreed upon between the Company and the office holders on an individual basis and will be approved by the authorized organs of the Company in accordance with the provisions of the law and subject to the compensation policy.

4.4. It is emphasized that this compensation policy and the principles and parameters set forth therein do not grant any right to anyone employed by the Company and/or by corporations under its control, and in particular, they do not grant any right to the Company’s office holders, solely as a result of the adoption of the compensation policy.

4.5. This compensation policy does not alter the provisions of agreements approved prior to the approval of this compensation policy.

5.	Supervision and Control of Office Holder Compensation

5.1. The Company’s Board of Directors is responsible for the compensation policy and its implementation and for all actions necessary for this purpose, including the authority to interpret the provisions of the compensation policy in any case of doubt regarding its implementation.

5.2. Without derogating from the role of the Compensation Committee by law, the Compensation Committee will supervise the proper implementation of the compensation policy, in order to ensure that it is implemented in accordance with the goals of the compensation policy, its principles, and the parameters set forth therein, and will also examine, at least once every 3 years, and in particular if a material change has occurred in the circumstances that existed at the time of its determination or for other reasons, the extent to which the compensation policy is aligned with its purposes as detailed in section 2 above, and will recommend to the Company’s Board of Directors its update, from time to time, as necessary.

6.	Guiding Principles for Examining and Determining Terms of Office and Employment for Office Holders in the Company

When determining compensation for an office holder in the Company, the following considerations, among others, will be examined:

6.1. Economic Considerations

6.1.1. Promoting the Company’s goals, its work plans, and its policy, with a long-term perspective;

6.1.2. Ensuring fair compensation for office holders, to strengthen the bond between them and the Company and to incentivize them to be partners in its success;

6.1.3. The salary alternatives offered in the market for a person with skills like those of the office holder in question or similar to them, and the Company’s ability to retain existing personnel and recruit new personnel under competitive conditions.

6.2. Company-Specific Considerations

6.2.1. Maintaining its financial stability while, to the extent possible, improving and expanding the scope of the Company’s activities;

6.2.2. The need for quality personnel with experience in the Company’s field of activity to ensure the Company meets its tasks;

6.2.3. Ensuring appropriate compensation that will help in retaining existing office holders in the Company and in recruiting new quality office holders;

6.2.4. Maintaining transparency and fairness towards shareholders and holders of other securities of the Company.

6.3. Office Holder’s Data and Suitability for the Position

6.3.1. Their suitability for the requirements of the position and the responsibility derived from it;

6.3.2. Their education, professional skills, and specific expertise, if such is required;

6.3.3. Their experience, relevant professional achievements, both in the current position and in previous positions in the Company and/or in corporations under its control and/or in other places;

6.3.4. Their expected contribution to promoting the Company’s interests;

6.3.5. The compensation of office holders of a similar rank, position, and level of responsibility and the salary of the previous office holder who held the position (if relevant);

6.3.6. The existing ratio between the cost of the terms of office and employment of the office holders and the average and median salary cost of the rest of the Company’s employees and employees of companies under its control, excluding office holders in the Company, as well as the maximum ratio between the cost of the terms of office and employment of the office holders and the average and median employment cost of the rest of the Company’s employees and employees of companies under its control.

7.	Overall Compensation Structure

The compensation framework structure for the Company’s office holders may, but is not required to, include one or more of the following compensation components:

7.1. Fixed compensation (base salary or management fees, including social benefits and ancillary components);

7.2. Variable compensation – bonuses;

7.3. Variable compensation – equity-based compensation;

7.4. Retirement terms;

7.5. Exemption, insurance, and indemnification.

When discussing any compensation component (even when brought for discussion separately), the entire compensation package and its total cost will be taken into account, with reference to the ratio between the different compensation components.

8.	Fixed Compensation

The fixed compensation detailed below refers to the terms of office and employment of an office holder, except for serving as a director, but including for serving as an Active Chairman of the Board.

8.1. Considerations for Determining Fixed Compensation

The fixed compensation, i.e., monthly salary (in annual terms) or the fixed remuneration paid to or for the office holder on an ongoing basis, which includes benefits, social benefits, and ancillary conditions, as detailed in section 8.5 below, is for the time they invest in performing their role in the Company and for performing the routine day-to-day tasks of the position. The fixed compensation will be determined taking into account the considerations and data detailed in section 6 above, the customary conditions in the labor market and in the Company, and in relation to benefits and ancillary conditions and compliance with the provisions of the law regarding the employment of employees.

If necessary, for the purpose of determining the fixed compensation for a new office holder or when examining an update to the fixed salary of an existing office holder, if the Compensation Committee and the Board of Directors deem it appropriate, a comparison will be made to the customary consideration in the relevant market in other comparable companies and for similar positions in similar companies and/or to relevant data from public salary surveys or other reliable published data.

8.2. General Conditions

The fixed compensation, including benefits and ancillary conditions, will be approved before the employment of the office holder in the relevant period or shortly after its commencement, without derogating from the Company’s right to update the fixed compensation terms according to its needs, subject to obtaining the required approvals by law.

8.3. Fixed Compensation Cap

The following is the cap for fixed compensation for office holders (gross), in terms of a full-time monthly position (100%) [^footnote1]:

Office Holder	Gross Fixed Compensation Cap in NIS Thousands¹

Active Chairman of the Board	60

CEO or CEO of a Subsidiary	60

VP	50

If any of the office holders serves in a less than full-time position, the maximum cost of their fixed compensation shall not exceed the proportional part appropriate for an office holder in their position, according to the portion of the position they hold.

It is clarified that a deviation of up to 10% above the fixed compensation caps detailed in the table in this subsection shall not be considered a deviation or departure from the provisions of this compensation policy.

8.4. Linkage

The Company shall have the option to link the fixed remuneration of office holders to the increase in the consumer price index.

8.5. Benefits and Ancillary Conditions

The Company may, but is not obligated to, grant the office holders in the Company the following ancillary conditions:

8.5.1. Social rights and ancillary conditions in accordance with the provisions of the law.

8.5.2. Additional customary benefits, such as: advanced study fund (keren hishtalmut), managers’ insurance, loss of work capacity insurance, communication expenses (mobile phone, daily newspapers, internet, etc.), vehicle (including reimbursement of vehicle expenses and gross-up), vacation and sick days beyond what is stipulated by law, etc.

8.5.3. Reimbursement of expenses, including travel expenses, against presentation of an invoice, and in accordance with the Company’s procedures, as they may be.

It is emphasized that the conditions detailed above do not constitute a closed list and they reflect the main ancillary conditions customary in the Company.

8.6. Change in the Fixed Compensation Terms of VPs

The Company’s CEO shall be entitled to approve a non-material change in the terms of office of VPs, provided that their terms of office and employment are consistent with the Company’s compensation policy.

For this purpose, a change in an annual scope of up to 10% (and not more than 20% cumulatively throughout the policy period) in all compensation components, compared to the existing terms of office of the said office holder, shall not be considered a material change in compensation.

9.	Variable Compensation

The variable compensation components are designed to achieve several goals:

9.1. Conditioning part of the compensation for office holders on the achievement of business goals and objectives which, in the long term, will maximize value for the Company’s shareholders and create a common interest for office holders and shareholders.

9.2. Increasing the motivation of office holders to achieve the Company’s goals over time.

9.3. Aligning part of the Company’s salary expenses with its performance and increasing its financial and operational flexibility.

10.	Short-Term Variable Compensation - Annual Bonus

The Company’s office holders may be eligible for an annual bonus as detailed below.

10.1. Principles

Annual bonuses for office holders will be calculated according to an annual bonus plan, if such is approved by the Compensation Committee and the Board of Directors. The bonus plan will be determined once a year, so that eligibility for compensation under the annual bonus plan will be for meeting the goals/results of that year of activity.

Rank	Maximum Bonus (including discretionary component, by number of monthly salaries) [^footnote2]

CEO or CEO of a Subsidiary	Up to 6 times the maximum gross fixed compensation cap (section 8.3 above)

Active Chairman of the Board	Up to 6 times the maximum gross fixed compensation cap (section 8.3 above)

VP in the Company or in the Subsidiaries	Up to 4 times the maximum gross fixed compensation cap (section 8.3 above)

10.2. Definition of Metrics and Targets for the Bonus Plan

10.2.1. The bonus plan for office holders in the Company shall be based on targets that will be determined by the Compensation Committee and the Board of Directors in advance each year, and payment of the bonus will be conditional on meeting at least 60% (or a higher rate to be determined by the Compensation Committee and the Board of Directors) of the set targets. The targets under the annual bonus plan may include company metrics, measurable personal metrics, and supervisor’s discretion, or any part thereof as detailed below.

10.2.1.1. Company Metrics: Economic metrics for the Company’s performance which will include at least one and no more than three financial metrics from the following list: Company revenues, gross profit, operating profit, EBITDA, net profit, sales growth, order backlog, reduction in losses, meeting annual budget targets [^footnote3], all in accordance with the consolidated financial statements.

The total weight given to the Company’s targets will be between 40% and 100% of the total annual bonus.

10.2.1.2. Measurable Personal Targets: These targets will be determined on a personal basis by the CEO or CEO of the subsidiaries (for office holders at the VP level in the Company or in the subsidiaries) and by the Compensation Committee and the Board of Directors (with respect to the CEO and CEO of the subsidiaries), and will be based on measurable parameters in the area of professional responsibility of each office holder in the Company. The measurable personal targets will include up to three measurable personal targets.

The weight given to the measurable personal targets will be between 40% and 60% of the total annual bonus.

10.2.1.3. Supervisor’s Discretion: The performance evaluation component of office holders at the VP level will be carried out by the Company’s CEO or the CEO of the subsidiaries (as applicable). The performance evaluation of each office holder will relate to their contribution to the Company during the year for which the bonus is paid, separate from the company metrics and personal metrics.

The weight given to the supervisor’s discretion shall not exceed 30% of the total bonus and in any case shall not exceed 3 monthly salaries.

The metrics, targets, and weights used for determining the annual bonus, if determined, will be determined by the Company’s CEO or the CEO of the subsidiaries (as applicable) each year for VPs and by the Compensation Committee and the Board of Directors with respect to the Company’s CEO or the CEO of the subsidiaries.

Notwithstanding the foregoing, with the approval of the Compensation Committee and the Company’s Board of Directors, the Company may approve the payment of an annual bonus to VPs, based solely on the recommendation of the Company’s CEO or the CEO of the subsidiaries (as applicable), provided that the total annual bonus, which includes a discretionary bonus and a bonus according to the bonus plan, if such a bonus plan is established, does not exceed what is stated in the table in section 10.1 above.

The Compensation Committee may grant the CEO or the CEO of the subsidiaries a bonus not exceeding 3 salaries, based on non-measurable criteria in accordance with the provisions of the First Schedule A to the Companies Law.

10.2.2. The payment of the annual bonus may be given in whole or in part in cash or in Company shares (including options), at the discretion of the Board of Directors.

10.2.3. The bonus plan for an Active Chairman of the Board shall be based on Company metrics and measurable personal targets, which will be determined by the Compensation Committee and the Board of Directors annually in advance, and shall be in accordance with the meeting of said targets and in accordance with the provisions of the First Schedule A to the Companies Law.

10.3. Signing Bonus

10.3.1. The Compensation Committee and the Board of Directors shall have the authority to approve up to 3 times the monthly salary cost/monthly management fees (as will be determined for that office holder) as a signing bonus for a new office holder whose recruitment to the Company is of special importance.

10.3.2. The Company shall be entitled to determine that the office holder will be required to repay to the Company all or part of the signing bonus granted to them, if the office holder does not complete a minimum term of office of at least 12 months in the Company.

10.4. One-Time Bonus

10.4.1. The Company’s Board of Directors, upon the recommendation of the Compensation Committee, shall be entitled to grant a one-time bonus to an office holder for an event or events that are outside the ordinary course of the Company’s business, or for exceptional performance by an office holder that has a material positive impact on the Company’s business, which are not included in the targets as detailed in section 10.2 above. The amount of the one-time bonus shall not exceed a multiple of three times the amount of the maximum gross fixed compensation in the table in section 8.3 above.

10.4.2. In any case, the actual payment of the bonus for meeting targets, according to the provisions of section 10.2 above, or for the one-time bonus, according to the provisions of section 10.4 above, will be made in accordance with the provisions of the law, and will be brought for the approval of the general meeting if necessary.

10.4.3. Should it become clear, after the payment of the annual bonus or the one-time bonus, as the case may be, that the bonus calculation was based on data that turned out to be erroneous and was restated in the Company’s financial statements, during a period of three consecutive periodic financial statements after the date of payment of the bonus, the office holders shall return to the Company the portion of the bonus paid to them, which was based, as stated, on erroneous data, within six (6) months from the date of publication of the restated financial statements. The amount to be returned by the office holders will be linked to the consumer price index from the date of publication of the restated statements until the day of their actual return to the Company.

10.5. Eligibility for Bonus - Minimum Employment Period

An office holder will be eligible for a bonus provided that they have worked in the Company and/or in a subsidiary for a minimum period of 12 months.

10.6. Determining the Variable Bonus Budget

The total annual budget for bonuses for office holders in the Company will be determined according to the sum of the maximum bonuses of all office holders.

At the end of each year, the extent of meeting the set targets, if set, for each of the office holders will be calculated.

10.6.1. A lower performance threshold will be set (a minimum percentage of meeting targets) up to which the office holder will not be paid any bonus at all;

10.6.2. A bonus cap will be set which will constitute the bonus amount for payment, in a scope not exceeding the total maximum bonus, which will be paid for meeting the maximum performance level;

10.6.3. For each performance level between the lower performance threshold and the bonus cap, the bonus amount will be calculated on a linear basis.

10.7. Actual Bonus Approval Process

The bonuses planned for actual payment to office holders will be brought for the approval of the Compensation Committee and the Board of Directors immediately after the approval of the Company’s annual financial statements for the year for which the bonus is paid.

The Compensation Committee and the Board of Directors shall be entitled to reduce the annual bonus of an office holder at their discretion, taking into account the following factors:

10.7.1. The extent of the office holder’s contribution to the Company’s business development beyond their specific responsibility;

10.7.2. The quality and speed of the office holder’s response to crises and unexpected events;

10.7.3. The overall managerial performance of the office holder, employee motivation, and leadership.

In addition, the Board of Directors shall be entitled at any time not to grant or to reduce the annual bonus.

The annual bonuses of the office holders, as approved by the Compensation Committee and the Board of Directors, will be paid to the office holders together with the first salary paid after the approval of the annual bonuses by the Board of Directors.

10.8. Possibility of Repaying Amounts from a Bonus Paid to Office Holders

At the time of payment of the bonus, the office holders will sign a commitment to repay to the Company the bonus amount or part of it in the event that it becomes clear in the future that the bonus calculation was based on data that turned out to be erroneous and was restated in the Company’s financial statements during a period of three consecutive periodic financial statements after the date of the bonus approval.

11.	Long-Term Variable Compensation - Equity-Based Compensation

The purpose of equity-based compensation is to create an alignment of interests between the office holders and the Company’s shareholders. Due to the long-term nature of equity-based compensation plans, they support the Company’s ability to retain its senior managers in their positions for a long period. Seeing the advantages inherent in equity-based compensation plans, the Company shall be entitled to offer its office holders, including directors, to participate in the Company’s equity-based compensation plan, as it may be in effect from time to time, and to offer the office holder securities including shares, restricted shares, and restricted share units, the exercise of which does not involve the payment of an exercise price by the office holder (hereinafter: “Equity Compensation Units”) as well as options or other securities convertible into Company shares (together, “Options”), according to the rules detailed below.

11.1. Main Conditions

11.1.1. The annual value of equity-based compensation for each office holder, at the time of its grant, shall not exceed the following cap:

Position	Cap on Value of Equity-Based Compensation at Grant Date

Chairman of the Board	Up to 2 times the gross fixed compensation cap in NIS thousands set in section 8.3 above, for each year included in the share-based compensation

Member of the Board of Directors

CEO

VP

11.1.2. The value of the options at their grant date, in accordance with the Black & Scholes formula or in accordance with the binomial model, shall not exceed 200% of the gross fixed compensation cap for the office holder, for each year included in the equity-based compensation. In the case of a director (including an Active Chairman of the Board), the value of the options at their grant date, in accordance with the Black & Scholes formula or in accordance with the binomial model, shall not exceed 200% of the total annual fixed compensation of the Active Chairman of the Board, for each year included in the equity-based compensation.

11.1.3. The exercise price to be set for the options will be determined according to one of the following mechanisms: (1) the average price of the Company’s share in the period between thirty (30) and ninety (90) trading days prior to the date of approval of the grant by the Board of Directors (hereinafter in this section: “the Average Price”); (2) the price determined for the Company’s share in the last capital or debt raising conducted by the Company, provided that the number of offerees (who are not interested parties in the Company) in such raising is not less than five; or- (3) at a rate to be determined at the grant date which shall not be less at the grant date than the Average Price; all according to the decision of the Board of Directors and in accordance with the stock exchange rules.

11.1.4. The vesting period of the options to be granted to office holders shall not be less than three years, with vesting being quarterly so that at the end of each quarter, 1/12 of the options allocated to the office holders will vest. It is clarified that the vesting period will apply as long as the office holder is employed by the Company. The Compensation Committee and the Board of Directors may determine that the options allocated to the office holder, all or part of them, will be subject to a vesting period dependent on quantitative and pre-determined targets (such as sales, revenues, profit, etc.), which will be measured according to its financial statements.

11.1.5. An office holder will be entitled to options only after serving for one year in the Company and/or in a subsidiary, meaning that upon completion of one year of their tenure, the first four tranches will vest. If they have worked in the Company for less than a year, the office holder will not be entitled to any vesting of the options granted to them, unless the Compensation Committee and the Board of Directors have determined, with respect to a quantity not exceeding one-third of the total quantity of options allocated to the office holder, that they will be exercisable from their allocation date.

11.1.6. The grant of Equity Compensation Units shall not be subject to the payment of any exercise price by the offeree.

11.1.7. The maximum cumulative dilution resulting from all grants made to employees and office holders in the Company shall not exceed 20% of the Company’s share capital on a fully diluted basis.

11.1.8. In the event that the employer-employee relationship between the office holder and the Company has terminated, the expiration date of the vested options shall not be less than 90 days after the date of termination of the employer-employee relationship and shall not exceed a period of 12 months.

11.1.9. The Company’s Board of Directors will have the discretion to accelerate the vesting of the options allocated to the Company’s office holders, including upon the occurrence of the following events:

●	Sale/transfer of control in the Company to a third party;

●	Merger of the Company, as this term is defined in the Companies Law.

11.1.10. It is emphasized that the foregoing does not derogate from what is stipulated in the employment agreement(s) signed and duly approved with the Company’s office holders prior to the approval of this policy.

12.	Ratio Between Variable and Fixed Compensation

The maximum short-term variable component paid by the Company in any calendar year in accordance with this compensation policy to the Company’s CEO and to another office holder (including an Active Chairman of the Board), shall not exceed 33% of the total annual compensation cost of the office holder’s terms of office and employment.

13.	Exemption, Indemnification, and Insurance

In accordance with the Company’s articles of association, its office holders shall be entitled to exemption, indemnification, and insurance for their liability, if and to the extent approved by the Company as required by law and under the terms and scope approved by the Company. For this purpose, the Company shall be entitled to enter into a directors’ and office holders’ insurance policy for the Company, as they may serve in the Company from time to time, provided that the policy is approved within the following limits: (a) the deductible and the annual premium to be determined will be in accordance with the insurance market conditions as they may be at that time, in accordance with the advice the Company receives from its insurance consultants and provided they are not likely to materially affect the Company’s profitability, assets, or liabilities, (b) coverage for an event and for a period of up to 25 million US dollars.

It is clarified that, assuming this policy is approved by the Company’s general meeting, entering into insurance as detailed above, within the limits detailed above, will not require re-approval by the general meeting as long as the compensation policy is in effect and the actual engagement is approved by the Compensation Committee and the Company’s Board of Directors once a year.

The Company shall also be entitled to grant office holders and directors a letter of indemnification in which it will be determined that the total scope of indemnification shall not exceed 25% of the Company’s equity at the time the indemnification is granted or NIS 25 million, whichever is higher.

Subject to any law, the Company will strive to grant each office holder a letter of exemption from liability, in the wording as will be customary in the Company from time to time.

As long as the Company has a valid directors’ and office holders’ insurance policy, all directors or office holders who have left the Company will be included in it for up to 7 years from the date of their departure, subject to the condition that the policy terms will not be inferior to the terms of the policy that existed in the Company prior to their departure. In the event that the Company ceases in the future to enter into an insurance policy to cover the liability of directors and office holders or if the terms of the policy to be renewed after their departure are inferior to those that existed prior to their departure, the Company shall be entitled to purchase for the directors and office holders a Run-off insurance for the remaining period of up to 7 years from the date of the director’s or office holder’s departure and on terms not inferior to the policy that existed in the Company prior to their departure, and at a cost not exceeding 4 times the cap on the cost of an annual premium for such directors’ and office holders’ insurance.

14.	Termination of Office Terms

14.1. Prior Notice

14.1.1. The prior notice period for each office holder will be determined by the Compensation Committee and the Company’s Board of Directors, prior to signing the employment agreement with the office holder.

14.1.2. During the prior notice period, the office holder will be required to continue to fulfill their role, unless the Company’s Board of Directors decides to release them from this obligation. In such a case, the office holder will be entitled to the continuation of all terms of office and employment without any change to them.

14.1.3. Payment for the prior notice period shall not exceed the following:

Rank	Seniority of up to 1 year	Seniority of over 1 year

CEO	Up to 3 salaries	Up to 6 salaries

VP	Up to 2 salaries	Up to 3 salaries

14.1.4. The salary to be paid during the prior notice period will be calculated according to the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the office holder, but including ancillary social benefits) paid to the office holder before the date of their dismissal/resignation in a manner that entitles them to severance pay.

14.2. Retirement Grant

14.2.1. The Compensation Committee and the Company’s Board of Directors shall be entitled to approve the payment of a retirement grant to office holders in the Company upon their retirement, provided that the total retirement grant does not exceed the following:

Rank	Seniority of up to 2 years	Seniority of between 2 and 4 years	Seniority of over 4 years

CEO	Up to 1 salary	Up to 2 salaries	Up to 3 salaries

VP	Up to 1 salary	Up to 2 salaries	Up to 3 salaries

14.2.2. As part of the considerations whether to grant a one-time retirement grant as stated above, the Compensation Committee and the Board of Directors will examine, based on the recommendation of the Chairman of the Board (in the case of a CEO) or the Company’s CEO (in the case of a VP), the extent of the office holder’s contribution to the Company and to the promotion of the goals it has set for itself, with an emphasis on specific activities and projects they managed or were in charge of, the extent to which they met personal targets set for them, if set, and the extent to which they met the targets defined in the Company’s budget.

14.2.3. The retirement grant will be paid at the time of termination of the employer-employee relationship, or at the end of the engagement with the office holder, as the case may be, and will be paid based on the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the office holder) paid to the office holder before the date of their dismissal/resignation in a manner that entitles them to severance pay.

14.2.4. In any case, the payment of the retirement grant together with the prior notice payment shall not exceed 9 salaries.

14.3. It is hereby clarified that the provisions of sections 14.1 and 14.2 above, regarding the payment of prior notice or the payment of a retirement grant, do not derogate from the employment/service agreements signed between the Company and its office holders prior to the determination of the compensation policy.

15.	Directors’ Remuneration

15.1. The directors in the Company (except for those who fill another role in the Company and except for an Active Chairman of the Board, in the event that he receives other compensation in accordance with the terms of the compensation policy) will be entitled to remuneration in accordance with the Compensation Regulations, i.e., an annual remuneration and a participation remuneration that will not exceed the maximum amount according to the Compensation Regulations, in accordance with the Company’s equity level as defined in the Compensation Regulations (as it may be from time to time).

15.2. A member of the Board of Directors will be entitled to a fixed remuneration different from that of the other members of the Board of Directors serving in the Company only when he serves as an ‘active board member’, meaning that his areas of responsibility and his role also include ongoing work in the Company, such as meetings with investors, clients, active involvement in the day-to-day life of the Company, etc., all in accordance with the employment/service agreement that the Company has signed/will sign with him. In any case, the position scope of an active board member will not be less than a 20% position.

15.3. The Company shall be entitled to grant to the directors in the Company, including the external directors, to whom the provisions of the Compensation Regulations will apply, equity-based compensation. The scope of the equity-based compensation for a director will not exceed the equity-based remuneration paid to an Active Chairman of the Board.

15.4. The directors in the Company may be entitled to office holders’ liability insurance, a letter of indemnification, and a letter of exemption as detailed in section 13 above.

It is clarified that for an office holder who will be employed as a service provider, the fixed components, including the base salary and ancillary conditions as determined in this compensation policy, will be converted to equivalent management fees.

In terms of gross salary.

The Compensation Committee and the Board of Directors shall be entitled to neutralize one-time events that are mainly accounting in nature and do not necessarily reflect the office holder’s performance.

[^footnote1]: It is clarified that for an office holder who will be employed as a service provider, the fixed components, including the base salary and ancillary conditions as determined in this compensation policy, will be converted to equivalent management fees.

[^footnote2]: In terms of gross salary.

[^footnote3]: The Compensation Committee and the Board of Directors shall be entitled to neutralize one-time events that are mainly accounting in nature and do not necessarily reflect the office holder’s performance.